                                 WIZZARD SOFTWARE CORPORATION

               5001 Baum Boulevard, Suite 770

               Pittsburgh, Pennsylvania  15213

                  Telephone:  (412) 621-0902

May 3, 2007

Barbara Jacobs, Assistant Director

U. S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:  Registration Statement on Form SB-2-A2 of Wizzard Software                   Corporation, a Colorado corporation (the “Company”)

Commission File No. 333-139643

Dear Ms. Jacobs:

     The Company respectfully requests acceleration of effectiveness of the above-referenced Registration Statement to 3:00 p.m. EDT on Friday, May 4, 2007.

     The Company acknowledges that:

     should the Commission or the staff, acting pursuant to delegated    authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Thank you very much.

WIZZARD SOFTWARE CORPORATION, a Colorado corporation

By /s/ Christopher J. Spencer

  ---------------------------

Christopher J. Spencer,     President